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News Release	No. 20-411 February 26, 2020

Platinum Group Metals Announces Waterberg Project Funding and Amendment of Impala Platinum's Purchase and Development Option

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE American) ("Platinum Group" or the "Company") and Impala Platinum Holdings Ltd. (JSE-IMP) ("Implats") announce that the shareholders of Waterberg JV Resources Proprietary Limited ("Waterberg JV Co.") have agreed to amend the terms of the Implats Purchase and Development Option (defined below), which was due to be exercised on April 17, 2020 following the Waterberg JV Co.'s approval of the 2019 Definitive Feasibility Study ("DFS") on December 5, 2019.

In consideration for this amendment, Implats has agreed to fund 100% of a new implementation budget and work programme effective February 1, 2020.  The programme, which has been approved by Waterberg JV Co., will be aimed at increasing confidence in specific areas of the DFS while awaiting the expected grant of a Mining Right and Environmental Authorization and is estimated to cost approximately US$4 million.  This amount will be offset against Implats' future development funding commitment should it elect to exercise the Purchase and Development Option.

The end date of Implats' Purchase and Development Option will be amended from the original date of April 17, 2020 to 90 calendar days following receipt of an executed Mining Right for the project.  All other terms of the Purchase and Development Option remain unchanged.

The work program will include geotechnical drilling along the planned decline positions as set out in the DFS, as well as detailed review of critical areas that could affect the implementation schedule and budget to mitigate execution risks.  The sustainability of water supply and a suitable housing strategy will also be progressed further.  The Waterberg JV Co. technical committee and Board have approved the work program that includes the initial work for early 2020 outlined in the DFS.  Platinum Group will continue to be the Manager of the project, as directed by the technical committee of Waterberg JV Co., and Implats will direct the new work program.

The Mining Right application for the Waterberg project is well advanced.

Further detail on the Purchase and Development Option

On November 6, 2017, Implats purchased 15% of the Waterberg Project for US$30 million.  Implats was also granted an option (the "Purchase and Development Option") to increase its stake to 50.01% through additional share purchases from Japan Oil, Gas and Metals National Corporation ("JOGMEC") for an amount of US$34.8 million and earn-in arrangements for US$130 million paid to Waterberg JV Co. to fund development work on the Waterberg Project, as well as a right of first refusal to smelt and refine Waterberg concentrate.  A DFS Technical Report, effective September 4, 2019, was approved by Waterberg JV Co. shareholders on December 5, 2019.  Before the amendment announced today, Implats had until April 17, 2020 to elect whether or not to exercise the Purchase and Development Option. The amendment announced today allows for the additional project de-risk work to be funded by Impala at 100% with Implats' decision whether to exercise the full Purchase and Development Option to be made within 90 calendar days from the date on which the full Mining Right is executed by the Department of Mineral Resources and Energy.

PLATINUM GROUP METALS LTD.	…2

The work program to be funded by Impala will be a credit to Implats' required US$130 million funding commitment should Implats elect to exercise its Purchase and Development Option.  If Impala does not elect to exercise the Purchase and Development Option, funding provided by Implats will not be a credit to Implats, and instead will be an out of pocket expense to Implats.  Impala will provide a 90-day notice to Waterberg JV Co. if it elects to not continue with 100% project funding. The proposed program and agreement outlined above will be subject to final documentation and amendments of the formal Purchase and Development Option, the Call Option and other agreements which are expected to be completed promptly.

About Platinum Group Metals Ltd. and Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being jointly developed with Implats, JOGMEC, Mnombo Wethu Consultants (Pty) Ltd. and Hanwa Co. Ltd.

On behalf of the Board of

Platinum Group Metals Ltd.

R. Michael Jones

President and CEO

For further information contact:

 R. Michael Jones, President

 or Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the planned amendment to the Purchase and Development Option, Call Option and other agreements as discussed herein, potential exercise by Implats of the Purchase and Development Option, financing and mine development at the Waterberg Project and grant of the mine right application. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

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The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the Company's inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; additional financing requirements; the 2019 Sprott Facility is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited ("PTM RSA"), and PTM RSA has pledged its shares of Waterberg JV Co. to Sprott, under the 2019 Sprott Facility, which potentially could result in the loss of the Company's interest in PTM RSA and the Waterberg Project in the event of a default under the 2019 Sprott Facility or any new secured indebtedness; the Company's history of losses and negative cash flow; the Company's ability to continue as a going concern; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; Implats may not exercise the Purchase and Development Option; the Company may become subject to the U.S. Investment Company Act; the failure of the Company  or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants (Pty) Ltd.; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 20-F annual report, annual information form and other filings with the U.S Securities and Exchange Commission ("SEC") and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.

PLATINUM GROUP METALS LTD.	…4

Estimates of mineralization and other technical information included herein have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC Industry Guide 7. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and historically have not been permitted to be used in reports and registration statements filed with the SEC pursuant to SEC Industry Guide 7. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In particular, "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Disclosure of "contained ounces" in a resource is permitted disclosure under NI 43-101; however, SEC Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Accordingly, descriptions of the Company's mineral deposits in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of SEC Industry Guide 7.